Exhibit 99.2
Shanda Games’ “Legend of Immortals” received overwhelming response
SHANGHAI, May 18, 2011 /PRNewswire-Asia/ — Shanda Games Limited (“Shanda Games”, or the “Company”) (Nasdaq: GAME), a leading online game developer, operator and publisher in China, commenced open testing for “Legend of Immortals” on May 16, 2011, and received overwhelming response from gamers.
“Legend of Immortals” is a highly anticipated massively multi-player online role playing game (MMORPG) developed in-house by Shanda Games and adapted from the immensely popular novel “Xing Chen Bian”. Since the launch of testing, the game has been praised by gamers for its game design and concept arts. The widespread popularity of the novel “Xing Chen Bian” has also helped build a large user base.
It is also the first implementation of the Company’s strategy to build social communities for its large MMO games. Pre-launch, the Company spent time building a social network platform that fully integrated with this game with a full set of social features to allow gamers to share their status and achievements with their friends on a real time basis. Players can enjoy social network games (SNGs) and other applications provided by third party in this platform. In addition, the platform also has links to third-party social network service (SNS) sites such as Facebook and Renren so that gamers can share their information with their friends outside of the game. At the end of the first open test day, the registered accounts of the SNS of “Legend of Immortals” have already exceeded 3.5 million.
“We are very pleased with the overwhelming response we got from gamers and the popularity of ‘Legend of Immortals’ during this short period of time, which further validates the strength of our in-house development capability, and the success of our strategy to turn MMORPGs into open social network platform,” said Alan Tan, Chairman and Chief Executive Officer of Shanda Games. “We believe communitization is the future trend of MMORPGs development. ‘Legend of Immortals’ not only opens a new page for MMORPGs but also serves as an important growth driver of our business going forward.”
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to the statements regarding the commercial launch of Legend of Immortals and the future performance of Legend of Immortals represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that the commercial launch of Legend of Immortals is delayed, the game is not well received by players in China and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com